September 19, 2013

Via EDGAR

Ms. Katherine Wray

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re: NCI, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 000-51579

Dear Ms. Wray:

NCI, Inc. (“NCI”) is in receipt of your letter dated September 9, 2013, requesting certain information regarding our Securities and Exchange Commission (“SEC”) filing. NCI’s responses are contained below following each question you have posed to us. The answers are in bold print.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 2

1. In response to prior comment 1, you assert that the PEO Soldier contract “is not material to [y]our business.” Given that the PEO Solider contract accounted for 16.9%, 15.4%, and 13.7% of revenues in 2012, 2011, and 2010, respectively, as well as 14% of revenues for each of the first two quarters of fiscal 2013, we cannot agree with your assertion that this contract is not material to your business, absent further analysis. To the extent applicable in future filings, please confirm that you will clarify in Business or another appropriate section that the PEO Soldier contract is a cost-plus-fixed-fee contract and that its material terms are described under Business—Contract Types, as you indicate in your response. Please also disclose the term of your PEO Solider contract.

To the extent applicable in future filings, NCI will clarify in Business or another appropriate section that the PEO Soldier contract is a cost-plus-fixed-fee contract and that its material terms are described under Business—Contract Types. NCI will also disclose the term of the PEO Soldier contract.

NCI and its management take the adequacy and accuracy of its disclosures very seriously. We look forward to your response to our letter and are available to discuss it at your convenience. Please feel free to contact the undersigned at 703-707-6789 or Lnarel@nciinc.com, with any questions you may have.

Very truly yours,

/s/ Lucas J. Narel

Lucas J. Narel

Executive Vice President and Chief Financial Officer

Principal Accounting Officer